Consulting Agreement

This  Agreement  is entered  into as of March 1, 1999  between  EnterTech  Media
Group, Inc., of 50 West Liberty Street, suite 880, Reno, Nevada 89501 ("EnterTech"), and the Cygnus Group ("Cygnus").

1. Engagement. EnterTech hereby engages Cygnus to furnish Peter Marai's services as a consultant to consult with EnterTech Releasing Corporation during the Term regarding the acquisition of and U.S theatrical distribution of independent and foreign films. Cygnus hereby accepts such engagement. Cygnus will not without the prior written approval of EnterTech Media Group enter into any agreements oral or otherwise for the acquisition and distribution of such films or any other commitments. The terms of any acquisitions are to be approved in advance by John Daly of EnterTech Media Group and in particular any Keyman provisions are to be specifically approved.

2. Term. The term of this agreement shall be three years commencing on the date set forth above. The parties agree to review the agreement after 6 months. After 6 months of the term the engagement of Cygnus hereunder will be converted to direct employment of Peter Marai by EnterTech.

3. Fee. Cygnus' fee shall be US$1,500 per week for the first six months payable in advance, at the beginning of each week of the Term. This fee will be renegotiated at the end of the 6th month. This non-refundable fee will be in addition to Cygnus having the right to a 10% share of the Profits generated by EnterTech Releasing Corporation. The definition of Profits will be separately agreed in writing between the parties.

4. Office, Assistant. EnterTech will provide Peter Marai with a suitable office. EnterTech will if it deems it necessary also provide Peter Marai with an assistant who will work with him to assist him in his acquisitions work.

5. Travel, Expenses. EnterTech will advance and pay for Peter Marai's travel to film markets and festivals when required and related expenses, as well as his customary day-to-day business expenses, in accordance with mutually approved budgets prior to expenditure.

6. Exclusivity. EnterTech Releasing and Cygnus acknowledge that the engagement hereunder is on an exclusive basis except that Cygnus and /or Peter Marai may render outside consulting services as long as they re not conflicting with the services rendered at EnterTech Releasing and are approved in writing by John Daly of EnterTech Media Group.

7. Stock Options. It is contemplated by the parties that a more extensive agreement reflecting the terms contained herein will be prepared in due course and that such agreement will provide a performance related stock options package.

8. Miscellaneous. This agreement shall be governed by the laws of the State of California. This agreement contains the entire agreement of the parties with respect to the subject matter hereof, supersedes any and all prior agreements and negotiations and shall be amended or modified only in writing signed by both parties. This agreement is personal to both parties and may not be assigned by either party without the other party's prior written consent. All matters relating to EnterTech and any associated companies and their respective business affairs are confidential and should be treated as such.

AGREED:

ENTERTECH MEDIA GROUP, INC.                          THE CYGNUS GROUP.



By: /s/ John Daly                                         By: /s/ Peter Marai
    -------------                                             ---------------
    John Daly                                                 Peter Marai